BÖHLER UDDEHOLM

RECEIVED
2006 JUN -6 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via Airmail
BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

06014122

SUPPL

Thursday, June 01, 2006
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[4089]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announces the **date for the share split** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler

Eveline Ludwig

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

Vienna, FN 78568 t

82-4089

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm schedules share split for 8 June 2006

Vienna, 1 June 2006 – The Böhler-Uddeholm share split will take place on the Vienna Stock Exchange at the start of trading on 8 June 2006. As previously announced, the Annual General Meeting of Böhler-Uddeholm AG on 16 May 2006 approved the split of the company's stock at a ratio of 1:4; this split has now been recorded in the Company Register. This transaction increases the number of shares four times from 12,750,000 to 51,000,000. At the start of trading on 8 June 2006, the Vienna Stock Exchange will reduce the price of the Böhler-Uddeholm share to one-fourth of the price registered on the previous day.

On 8 June 2006, shareholders whose Böhler-Uddeholm stock is held in a bank depository will automatically receive a credit of three additional shares for each share in deposit, and are not required to take any further action. The stock split is free of charge.

Shareholders who physically hold Böhler-Uddeholm stock (actual securities) will receive an additional three shares for each share held, in exchange for coupon Nr. 13. However, these shareholders must surrender coupon Nr. 13 on or after 8 June 2006 at their principal bank or at Erste Bank der oesterreichischen Sparkassen AG, 1010 Vienna, Graben 21, during regular business hours. The additional shares will be issued free of charge.

For holders of ADRs it is important to note that in the course of the stock split the ratio of 3 ADRs to 1 share will be simultaneously changed to 4 ADRs to 1 share in order to simplify trading in the ADRs held. Hence from the start of trading of the ADRs on 8 June 2006 the number of ADRs traded will rise in a ratio of 16 by 3 and the price per ADR will amount to approximately 3/16 (18.75%) of the ADR price of the previous trading day. For ADR holders this transaction will be free of charge.

With this 1:4 stock split, Böhler-Uddeholm intends to increase the tradability of its shares and, above all, increase their attractiveness for individual investors.

As previously announced, the shareholders of Böhler-Uddeholm AG also authorized a capital adjustment from company funds without the issue of new shares at the Annual General Meeting on 16 May 2006. Share capital was increased from 92,692,500 € by 9,307,500 € to 102,000,000 €. Therefore, share capital will equal 2.00 € per share after the stock split.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: +43 1 798 69 01-22707